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                                                                    Exhibit 99.2

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      I, Nandan M. Nilekani, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Infosys Technologies Limited on Form 20-F for the fiscal year ended March 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Infosys Technologies Limited.

                                     By: /S/ Nandan M. Nilekani
                                         ----------------------
                                     Nandan M. Nilekani, Chief Executive Officer


      I, T.V. Mohandas Pai, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Infosys Technologies Limited on Form 20-F for the fiscal year ended March 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Infosys Technologies Limited.

                                     By: /s/ T.V. Mohandas Pai
                                         ----------------------
                                     T.V. Mohandas Pai, Chief Financial Officer


The information in this Exhibit 99.2 is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Exhibit 99.2 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.